BRF IS FIRST TO EXPORT TO JAPAN

Pork cuts were produced at Campos Novos unit

BRF will be the first Brazilian company to make a pork shipment to Japan. This initial shipment will leave Itajaí port this Sunday (07/14) and will be made up of filets and shoulder (coppa) of pork, produced at the Campos Novos (SC) unit, one of the two company plants which have been cleared for exports to Japan.

The importer is Mitsubishi, one of the largest players in the meat segment operating in Japan. Commercial relations between Mitsubishi and BRF began at the end of the 1990s and came to fruition three years ago with the shipment of chicken meat.

In addition to Campos Novos, BRF’s Herval D’Oeste (SC) unit has also received approval to slaughter and produce pork for export to the Japanese market. Both plants operate the most internationally advance technology and strictest sanitary conditions and are located in Santa Catarina, the only state in the Brazilian federation to receive OIE (World Organization for Animal Health) recognition as free from foot-and-mouth disease without vaccination, a mandatory requirement for exports to Japan.

São Paulo, July 11 2013.

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF S.A.